Company Universities Superannuation Scheme
                  TIDM
                  Headline Rule 8 - Oxford Glycosciences
                  Released 16:15 17 Apr 2003
                  Number 1858K



RNS Number:1858K
Universities Superannuation Scheme
17 April 2003

                                Date of Disclosure    17/4/2003

                    DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
                       OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing     14/4/2003

Dealing in    OXFORD GLYCOSCIENCE        (name of company)

1)  Class of securities (eg ordinary shares)    ORDINARY 0.05P

2)  Amount bought                Amount sold             Price per unit

                                 606,355                     182P

3)  Resultant total of the same class owned or controlled
    (and percentage of class)         156,000          (0.28%)


4) Party making disclosure  UNIVERSITIES SUPERANNUATION SCHEME LIMITED


5)  EITHER (a) Name of purchaser/vendor (Note 1)   UNIVERSITIES
						   SUPERANNUATION
                                                   SCHEME LIMITED

    OR     (b) if dealing for discretionary client(s), name of fund
               management organisation

6)  Reason for disclosure (Note 2)
    (a) associate of (i) offeror (Note 3)                       YES/NO
                    (ii) offeree company                        YES/NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

     (b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES/NO

Signed, for and on behalf of the party named in (4) above  N/A

(Also print name of signatory)    C N EDWARDS

Telephone and extension number    020 7972 0300


Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.  Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026



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